March 17, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention:     Mr. J. Nolan McWilliams

Re:	Quality Distribution, LLC

QD Capital Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed February 5, 2010

File No. 333-163868 & -01 to -14

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 13, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Filed November 6, 2009

File No. 000-24180

Dear Ladies and Gentlemen:

Quality Distribution, LLC (“QD LLC”) and QD Capital Corporation (collectively, with QD LLC, the “Issuers”), together with Quality Distribution, Inc. (“QDI” and together, on a consolidated basis with its direct and indirect subsidiaries, the “Company”) and the other registrants under Amendment No. 1 to the Registration Statement on Form S-4 filed on February 5, 2010, have filed via EDGAR today their responses to the comments of the Staff contained in a letter, dated February 16, 2010, relating to the above-referenced filings. Set forth below are the comments contained in the Staff’s letter and immediately below each comment is our response with respect thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

- Liquidity and Capital Resources, page 39

1.	We note from your response to our prior comment 5 that you will disclose the estimated amount of capital expenditures during 2010 in the next amendment to the Form S-4 registration statement. As previously requested, please make this revision in the next amendment.

We have included the estimated amount of capital expenditures during 2010 at page 42 of Amendment No. 2 to the Registration Statement on Form S-4 filed concurrently herewith (the “Amendment No. 2”) and at page 42 of QDI’s Annual Report on Form 10-K for the year ended December 31, 2009 filed prior to the date hereof (the “2009 Form 10-K”).

Mr. J. Nolan McWilliams

Securities and Exchange Commission

March 17, 2010

Audited Financial Statements for the year ended December 31, 2008

Statements of Operations, page F-2

2.	We note from your response to our prior comment 6 that the pension obligation acquired in November 2006 was $4.4 million and you made scheduled payments through November 2008. In light of the fact that the settlement in December 2008 reduced the remaining obligation to $1.0 million, please tell us how you calculated the amount of the gain recognized in December 2008. We would expect that the pension obligation would have decreased from its initial $4.4 million amount prior to the settlement date and therefore the gain would be less than $3.4 million. Please advise or revise accordingly.

In November 2006, the Company acquired from a trucking company certain assets and a pension obligation under a multi-employer pension plan. The acquired pension obligation was $4.4 million, to be paid ratably through 2017. The Company made its scheduled payments through November 2008 which reduced the remaining pension obligation to approximately $3.9 million. In December 2008, the Company negotiated and signed a settlement agreement with the sponsor of the pension plan, reducing the remaining pension obligation to approximately $0.5 million. In our response to prior comment 6, we erroneously rounded up our remaining pension obligation to $1.0 million. At the time of the acquisition a settlement was not expected for the pension obligation. As such, the effect of the settlement was reflected in the statement of operations as a gain of $3.4 million in December 2008, when the settlement agreement was reached, in accordance with ASC 405-20-40.

Notes to the Audited Financial Statements

- General

3.	We note from your response to our prior comment 8 that you will revise the footnotes to the financial statements included in the next amendment to the Form S-4 to disclose that Apollo and its affiliated funds own or control approximately 52.2% of QDI’s outstanding common stock and have the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the next amendment to include the disclosures noted in your response.

We have included disclosure regarding Apollo and its affiliated funds’ ownership and control in Note 20 to the financial statements included in Amendment No. 2 and in the 2009 Form 10-K at page F-49.

Note 2. Significant Accounting Policies

- Other Service Revenue, page F-12

4.	We note from your response to our prior comment 10 that you will revise your disclosure regarding recognition of container revenues in your next amendment to the Form S-4. Please revise the notes to the financial statements in the next amendment accordingly.

We have included disclosure regarding recognition of container revenues in Note 2 to the financial statements included in Amendment No. 2 and in the 2009 Form 10-K at page F-12.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

March 17, 2010

Note 11. Goodwill and Intangible Assets, page F-21

5.	We note from your response to our prior comment 12 that you will expand your disclosure in the next amendment to include a table of goodwill by segment which details the changes in the goodwill balance. Please explain to us, and in your revised disclosure, the nature of the $1 million adjustment in goodwill which occurred during 2008 and the nature of the reallocation of goodwill from the other revenue and container services segments to the trucking segment during 2008. Please note that when the structure of the organization changes, causing the reportable segments to change, prior period information should be restated to reflect the most current reportable segments. See ASC FASB 280-10-50.34 (paragraph 34 of SFAS No. 131).

In 2008, goodwill attributable to container services was reduced by $1.0 million as a result of certain purchase price adjustments from our acquisition of Boasso in 2007. Pursuant to the stock purchase agreement relating to the Boasso acquisition, and based on an evaluation of the net working capital as of the date of the acquisition, approximately $1.3 million of the purchase price was refunded to us in cash pursuant to a post-closing working capital adjustment. This decrease in the purchase price attributable to the Boasso acquisition was partially offset by $0.3 million of additional liabilities related to the Boasso acquisition, which were recorded in 2008.

During the quarter ended March 31, 2008, the Company changed the way it analyzes its business in response to the growth in significance of its Container Services operations following the Boasso acquisition. As a result, the Company determined, in accordance with ASC 280, that there were two reportable business segments for financial reporting purposes specifically, Trucking and Container Services. Per ASC 350-20-35-45, when an entity reorganizes its reporting structure goodwill shall be reassigned to reporting units affected using a relative fair value allocation approach. Based on the relative fair values of the reporting units, goodwill of $3.9 million and $1.1 million was reallocated from Other and Container Services, respectively, to the Trucking segment.

We have included disclosure of these matters in Note 12 to the financial statements included in Amendment No. 2 and in the 2009 Form 10-K at page F-25.

The Company also advises the staff that, in its 2009 financial statements, the Company has restated segment disclosures for all prior periods presented in accordance with ASC 280-10-50-34 (paragraph 34 of FAS 131).

6.	We note from your response to our prior comment 13 that you will revise the next amendment to your Form S-4 to include additional disclosure of the nature of the assumptions used in your goodwill impairment evaluations performed through June 30, 2009. Please revise the next amendment to include the disclosures noted in your response.

We have included additional disclosure regarding the assumptions used in Note 12 to the financial statements included in Amendment No. 2 and in the 2009 Form 10-K at pages F-23 through F-24.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2009

Note 1. Summary of Significant Accounting Policies

- New Accounting Pronouncements, page F-59

7.	We note from your response to our prior comment 17 that the redemption value of the 302 shares was $1.833 million as of December 31, 2009. However, we do not believe that your response

Mr. J. Nolan McWilliams

Securities and Exchange Commission

March 17, 2010

fully addresses our prior comment. As previously requested, please tell us, and disclose in the revised notes, how you calculated or determined fair value of the noncontrolling interest at January 1, 2009 (upon adoption of SFAS No. 160) and at December 31, 2009, and disclose how you will record any subsequent adjustments to the initial fair value. If fair value equals redemption value at each of those dates, please tell us how you arrived at that conclusion. See guidance in FASB ASC 480-10-S99-3A (EITF Topic D-98). Additionally, please confirm that you will revise the audited financial statements as of December 31, 2008 to recaption the minority interest as “redeemable noncontrolling interest” consistent with the presentation in the September 30, 2009 financial statements.

Shares of Series C preferred stock of our subsidiary, Chemical Leaman Corporation (“CLC”), are held by two shareholders that are not affiliated with us. These shareholders are entitled to dividends on their shares of Series C preferred stock, payable quarterly, at a rate of 8% (or $480 per share) per annum on each share of Series C preferred stock. As of December 31, 2009, 302 shares were outstanding and fully redeemable and carried at a maximum aggregate redemption value of $1.833 million.

Upon adoption of newly effective FASB guidance on January 1, 2009, the Company applied the transition provisions in ASC 810-10-65-1. In accordance with the retrospective transition requirements for presentation under ASC 810-10-65-1(b) the noncontrolling interest was classified as temporary equity in accordance with the requirements of ASC 480-10-S99-3A par. 14, which provides that if an equity instrument is currently redeemable (for example, at the option of the holder), its fair value at the balance sheet date is equal to the maximum redemption value. Because the shares of Series C preferred stock were redeemable at January 1, 2009 and December 31, 2009, their fair value at those dates was equal to their aggregate maximum redemption value of $1.833 million. Because the value recorded already equals the aggregate maximum redemption value, the Company does not expect to record future changes to the fair value of these interests unless redemption occurs.

We have included certain disclosure regarding the above matter in Note 2 to the financial statements included in Amendment No. 2 and in the 2009 Form 10-K at page F-12. We have recaptioned in such filings the audited financial statements as of December 31, 2008 to reflect the minority interest as “redeemable noncontrolling interest”.

Note 11. Subsequent Events, page F-75

8.	We note from your response to our prior comment 19 that disclosure of the results of the settlement of the Company’s exchange offer completed on October 15, 2009 will be included in the next amendment to the Form S-4. Please revise the next amendment on Form S-4 to include the proposed disclosures in the notes to the audited financial statements.

We have disclosed the results of the Company’s 2009 exchange offer in Note 14 to the financial statements included in Amendment No. 2 and in the 2009 Form 10-K at page F-28. We have also discussed the related accounting treatment in such Note under the subheadings “10% Senior Notes Due 2013” at page F-30, “11.75% Senior Subordinated PIK Notes Due 2013” at pages F-29 through F-30, “Accounting Treatment of Note Exchanges and Redemption of Notes for Cash” at pages F-30 through F-31 and “Warrants” at page F-42.

9.

We note from your response to our prior comment 20 that you will revise your notes to the financial statements in the next amendment to Form S-4 to disclose that QDI and all of the subsidiary guarantors are 100% owned by QDI, that the guarantor and non-guarantor subsidiaries

Mr. J. Nolan McWilliams

Securities and Exchange Commission

March 17, 2010

for the old debt and the new debt are the same, and that QDI has no significant restrictions on its ability to receive funds from its subsidiaries. Please revise the next amendment to include these disclosures.

We have included such disclosure in Note 21 to the financial statements included in Amendment No. 2 and in the 2009 Form 10-K at pages F-49 through F-50.

10.	We note from your response to our prior comment 21 that you determined that you will have a significant amount of continuing cash outflows related to the QSI business and therefore, the transaction did not qualify as a discontinued operation. Please revise the notes to the financial statements as of December 31, 2009 to include the nature of these continuing cash flows and to explain why the transaction did not meet the criteria for discontinued operations treatment.

We have included such disclosure in Note 5 to the financial statements included in Amendment No. 2 and in the 2009 Form 10-K at page F-19.

Exhibit 23.1 Consent of PricewaterhouseCoopers LLC

11.	Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-4 registration statement.

At the request of the Staff, PricewaterhouseCoopers LLP has provided a currently dated consent, which is included as an exhibit to Amendment No. 2.

Other

12.	Please revise your Form S-4 registration statement to update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

The financial statements and related disclosures required by Rule 3-12 of Regulation S-X are contained in Amendment No. 2.

We believe the foregoing provides a complete response to the Staff’s February 16, 2010 letter. We hope to commence the proposed exchange offers as quickly as possible in order to comply with our obligations under certain registration rights agreements entered into in connection with the Registration Statement. Accordingly, we greatly appreciate your prompt review of and assistance with this response.

Very truly yours,

/s/ Jonathan C. Gold

Jonathan C. Gold Senior Vice President, General Counsel and Secretary

cc:	Amanda Ravitz, Securities and Exchange Commission
Claire Erlanger, Securities and Exchange Commission
Linda Cvrkel, Securities and Exchange Commission
William E. Turner II, Esq., Barack Ferrazzano Kirschbaum & Nagelberg LLP
Jeff Gilbert, PricewaterhouseCoopers LLP